Exhibit 99.22

Condensed interim consolidated financial statements of

Prometic Life Sciences Inc.

For the quarter and the six months ended June 30, 2018

(unaudited)

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PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars) (Unaudited)

	June 30,	December 31,
	2018	2017
ASSETS (note 9)
Current assets
Cash	$11,821	$23,166
Accounts receivable (note 3)	7,036	6,839
Income tax receivable	3,085	4,116
Inventories (note 4)	23,192	36,013
Prepaids	2,774	2,141

Total current assets	47,908	72,275
Long-term income tax receivable	113	108
Other long-term assets (note 5)	9,194	8,663
Capital assets (note 6)	45,615	45,254
Intangible assets (note 7)	162,500	156,647
Deferred tax assets	926	926

Total assets	$266,256	$283,873

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 8)	$27,844	$29,954
Advance on revenues from a supply agreement	1,485	1,901
Current portion of long-term debt (note 9)	2,206	3,336
Deferred revenues	1,602	829

Total current liabilities	33,137	36,020
Long-term portion of operating and finance lease inducements and obligations	2,027	2,073
Other long-term liabilities (note 10)	4,244	3,335
Long-term debt (note 9)	123,998	83,684
Deferred tax liabilities	12,975	15,330

Total liabilities	$176,381	$140,442

EQUITY
Share capital (note 12a)	$581,842	$575,150
Contributed surplus (note 12b)	17,551	16,193
Warrants and future investment rights (note 12c)	83,144	73,944
Accumulated other comprehensive loss	(1,187)	(1,622)
Deficit	(623,032)	(541,681)

Equity attributable to owners of the parent	58,318	121,984
Non-controlling interests (note 13)	31,557	21,447

Total equity	89,875	143,431

Total liabilities and equity	$266,256	$283,873

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars except for per share amounts) (Unaudited)

	Quarter ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Revenues (note 14)	$20,155	$3,619	$24,447	$8,485
Expenses
Cost of sales and other production expenses (note 4)	16,406	1,551	21,172	3,941
Research and development expenses	24,004	24,528	46,420	48,915
Administration, selling and marketing expenses	6,944	8,061	14,647	15,007
Loss on foreign exchange	958	303	2,069	519
Finance costs	5,332	1,867	9,575	3,241

Net loss before income taxes	$(33,489)	$(32,691)	$(69,436)	$(63,138)

Income tax recovery:
Current	—	(75)	(1)	(150)
Deferred	(422)	(1,109)	(1,753)	(2,348)

	(422)	(1,184)	(1,754)	(2,498)

Net loss	$(33,067)	$(31,507)	$(67,682)	$(60,640)

Net loss attributable to:
Owners of the parent	(32,270)	(29,513)	(63,941)	(55,910)
Non-controlling interests (note 13)	(797)	(1,994)	(3,741)	(4,730)

	$(33,067)	$(31,507)	$(67,682)	$(60,640)

Loss per share
Attributable to the owners of the parent
Basic and diluted	$(0.05)	$(0.04)	$(0.09)	$(0.08)

Weighted average number of outstanding shares (in thousands)	716,373	668,829	714,048	660,459

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of Canadian dollars) (Unaudited)

	Quarter ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Net loss	$(33,067)	$(31,507)	$(67,682)	$(60,640)
Other comprehensive income (loss)
Items that may be subsequently reclassified to profit and loss:
Change in unrealized foreign exchange differences on translation of financial statements of foreign subsidiaries	(880)	210	435	340

Total comprehensive loss	$(33,947)	$(31,297)	$(67,247)	$(60,300)

Total comprehensive loss attributable to:
Owners of the parent	(33,150)	(29,303)	(63,506)	(55,570)
Non-controlling interests	(797)	(1,994)	(3,741)	(4,730)

	$(33,947)	$(31,297)	$(67,247)	$(60,300)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars) (Unaudited)

	Equity attributable to owners of the parent
			Warrants	Foreign
			and future	currency			Non-
	Share	Contributed	investment	translation			controlling
	capital	surplus	rights	reserve	Deficit	Total	interests	Total equity
	$	$	$	$	$	$	$	$
Balance at January 1, 2017	480,237	12,919	64,201	(1,964)	(423,026)	132,367	26,976	159,343
Net loss	—	—	—	—	(55,910)	(55,910)	(4,730)	(60,640)
Foreign currency translation reserve	—	—	—	340	—	340	—	340
Share-based payments expense (note 12b)	—	3,336	—	—	—	3,336	—	3,336
Exercise of stock options (note 12b)	405	(165)	—	—	—	240	—	240
Exercise of future investment rights (note 12c)	27,594	—	(6,542)	—	—	21,052	—	21,052
Issuance of warrants (note 12c)	—	—	6,463	—	—	6,463	—	6,463
Share and warrant issuance cost (note 12a,c)	—	—	—	—	(537)	(537)	—	(537)
Effect of funding arrangements on non-controlling interest (note 13)	—	—	—	—	(1,807)	(1,807)	1,807	—

Balance at June 30, 2017	508,236	16,090	64,122	(1,624)	(481,280)	105,544	24,053	129,597

Balance at January 1, 2018	575,150	16,193	73,944	(1,622)	(541,681)	121,984	21,447	143,431
Impact of adopting IFRS 9 (note 2b)	—	—	—	—	110	110	—	110

Balance at January 1, 2018 - restated	575,150	16,193	73,944	(1,622)	(541,571)	122,094	21,447	143,541
Net loss	—	—	—	—	(63,941)	(63,941)	(3,741)	(67,682)
Foreign currency translation reserve	—	—	—	435	—	435	—	435
Issuance of shares (note 12a)	5,589	—	—	—	—	5,589	—	5,589
Share-based payments expense (note 12b)	—	1,826	—	—	—	1,826	—	1,826
Exercise of stock options (note 12b)	1,073	(438)	—	—	—	635	—	635
Shares issued pursuant to restricted share unit plan (note 12b)	30	(30)	—	—	—	—	—	—
Issuance of warrants (note 12c)	—	—	9,200	—	—	9,200	—	9,200
Share and warrant issuance cost	—	—	—	—	(40)	(40)	—	(40)
Effect of changes in the ownership of a subsidiary and funding arrangements on non-controlling interests (note 13)	—	—	—	—	(17,480)	(17,480)	13,851	(3,629)

Balance at June 30, 2018	581,842	17,551	83,144	(1,187)	(623,032)	58,318	31,557	89,875

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars) (Unaudited)

Six months ended June 30,	2018	2017
Cash flows used in operating activities
Net loss for the period	$(67,682)	$(60,640)
Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs	10,645	3,720
Change in operating and finance lease inducements and obligations	(2,646)	1,311
Carrying value of capital and intangible assets disposed	469	426
Deferred income taxes	(1,753)	(2,350)
Share-based payments expense (note 12b)	1,826	3,336
Depreciation of capital assets (note 6)	2,070	1,659
Amortization of intangible assets (note 7)	641	422

	(56,430)	(52,116)
Change in non-cash working capital items	11,515	(10,216)

	$(44,915)	$(62,332)

Cash flows from financing activities
Proceeds from debt and warrant issuances (note 9)	39,923	25,010
Repayment of principal on long-term debt (note 9)	(1,525)	(2,125)
Repayment of interest on long-term debt (note 9)	(2,291)	(126)
Exercise of options (note 12b)	635	240
Exercise of future investment rights (note 12c)	—	21,052
Payments of principal under finance lease	(111)	—
Debt, share and warrants issuance costs	(207)	(247)

	$36,424	$43,804

Cash flows from (used in) investing activities
Additions to capital assets	(1,857)	(5,347)
Additions to intangible assets	(663)	(586)
Proceeds from the sale of marketable securities and short-term investments	—	11,063
Acquisition of convertible debt	(636)	—
Additions to other long-term assets	—	(65)
Interest received	84	105

	$(3,072)	$5,170

Net change in cash during the period	(11,563)	(13,358)
Net effect of currency exchange rate on cash	218	(156)
Cash beginning of period	23,166	27,806

Cash end of the period	$11,821	$14,292

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

1.	Nature of operations

Prometic Life Sciences Inc. (“Prometic” or the “Corporation”), incorporated under the Canada Business Corporations Act, is a publicly traded (TSX symbol: PLI) (OTCQX symbol: PFSCF), biopharmaceutical Corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (Small molecule therapeutics) stems from the insights into the interaction of two receptors which Prometic believes are at the core of how the body heals: our small molecule drug candidates such as PBI-4050 modulate these to promote tissue regeneration and scar resolution as opposed to fibrosis. One of the lead drug candidates emerging from this platform, PBI-4050, is preparing to enter pivotal phase 3 clinical trials for the treatment of Idiopathic Pulmonary Fibrosis. The second drug discovery and development platform (plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen). We are also leveraging this platform’s higher recovery yield potential to advance established plasma-derived therapeutics such as Intravenous Immunoglobulin. Furthermore, the Corporation is continuing to secure its plasma supply through the execution of third party contracts and expansion of its own collection activities for its plasma processing needs. The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

The Corporation’s head office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Prometic has Research and Development (“R&D”) facilities in the U.K., the U.S. and Canada, manufacturing facilities in the Isle of Man and Canada and business development activities in Canada, the U.S. and Europe.

2.	Significant accounting policies

a)	Accounting framework

These unaudited condensed interim consolidated financial statements (“interim financial statements”) for the quarter and the six months ended June 30, 2018 have been prepared in accordance with IAS 34, Interim financial reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim financial statements should therefore be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS and which can be found at www.sedar.com.

These interim financial statements were approved for issue on August 14, 2018 by the Corporation’s Board of Directors.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

b)	Adoption of new accounting standards

The accounting policies used in these interim financial statements are consistent with those applied by the Corporation in its December 31, 2017 audited annual consolidated financial statements except for the amendments to certain accounting standards which are relevant to the Corporation and were adopted by the Corporation as of January 1, 2018 as described below.

IFRS 9, Financial Instruments – Recognition and Measurement (“IFRS 9”)

IFRS 9 replaces the provisions of IAS 39, Financial Instruments – Recognition and Measurement and provides guidance on the recognition, classification and measurement of financial assets and financial liabilities, the derecognition of financial instruments, impairment of financial assets and hedge accounting.

The Corporation adopted IFRS 9 as of January 1, 2018 and the new standard has been applied retrospectively in accordance with the transitional provisions of IFRS 9. The following table presents the carrying amount of financial assets held by Prometic at December 31, 2017 and their measurement category under IAS 39 and the new model under IFRS 9.

	IAS 39		IFRS 9
	Measurement	Carrying	Measurement	Carrying
	category	amount	category	amount
Cash	FVTPL	$23,166	Amortized cost	$23,166
Trade receivables	Amortized cost	1,796	Amortized cost	1,796
Other receivables	Amortized cost	397	Amortized cost	397
Restricted cash	FVTPL	226	Amortized cost	226
Long-term receivables	Amortized cost	1,856	Amortized cost	1,856
Equity Investments	Cost	1,228	FVTPL	1,228
Convertible debt	Cost	87	FVTPL	87

There has been no significant impact caused by the new classification of financial assets under IFRS 9. The classification of all financial liabilities as financial liabilities at amortized cost remains unchanged as well as their measurement resulting from their classification.

Under IFRS 9, modifications to financial assets and financial liabilities, shall be accounted for by recalculating the present value of the modified contractual cashflows at the original effective interest rate and the adjustment shall be recognized as a gain on loss in profit or loss. Under IAS 39, the impact of modifications was recognized prospectively over the remaining term of the debt.

The adoption of the accounting for modifications under the new standard has resulted in the restatement of the opening retained earnings and the long-term debt at January 1, 2018 as follows:

Retained earnings	$110
Long-term debt	(110)

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

IFRS 15, Revenue from contracts with customers (“IFRS 15”)

IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue and related interpretations and represents a new single model for recognition of revenue from contracts with customers. The model features a five-step analysis of transactions to determine the nature of an entity’s obligation to perform and whether, how much, and when revenue is recognized.

The Corporation adopted IFRS 15 as of January 1, 2018 and the new standard has been applied retrospectively using the modified retrospective approach, where prior periods are not restated and the cumulative effect of initially applying this standard is recognised in the opening retained earnings balance on January 1, 2018. The Corporation has also availed itself of the following practical expedients:

•	the standard was applied retrospectively only to contracts that were not completed on January 1, 2018; and

•

for contracts that were modified before January 1, 2018, the Corporation analysed the effects of all modifications when identifying whether performance obligations where satisfied, determining the transaction price and allocating the transaction price to the satisfied or unsatisfied performance obligations.

There has been no impact of the adoption of IFRS 15 as at January 1, 2018.

IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”)

IFRIC 22 which addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. The Corporation adopted IFRIC 22 retrospectively on January 1, 2018. The adoption of the standard did not have a significant impact on the financial statements.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

c)	New standards and interpretations not yet adopted

The IFRS accounting standards and interpretations that the Corporation reasonably expects may have a material impact on the disclosures, the financial position or results of operations of the Corporation when applied at a future date are as follows:

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, a new standard that replaces IAS 17, Leases. IFRS 16 is a major revision of the way in which companies account for leases and will no longer permit off balance sheet leases. Adoption of IFRS 16 is mandatory and will be effective for the Corporation’s fiscal year beginning on January 1, 2019. Early application is permitted for companies that also apply IFRS 15. The Corporation is in the process of evaluating the impact of adopting IFRS 16 on its consolidated financial statements.

d)	Significant judgments and critical accounting estimates

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. As a result of the application of IFRS 15 Revenues, the Corporation has modified its disclosure on significant judgments relating to revenue recognition. The other significant accounting judgments and critical accounting estimates applied by the Corporation, disclosed in the consolidated financial statements for the year ended December 31, 2017, remain unchanged.

Revenue recognition – The Corporation does at times enter into revenue agreements which provide, among other payments, up-front and milestone payments in exchange for licenses and other access to intellectual property. It may also enter into several agreements simultaneously that are different in nature such as license agreements, R&D services, supply and manufacturing agreements. In applying the IFRS 15 revenue recognition model, management may be required to apply, depending on the contracts, significant judgment including the identification of the performance obligations.

Determining whether the performance obligations are distinct involves evaluating whether the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer. Once the distinct performance obligations are identified, management must then determine if each performance obligation is satisfied at a point in time or over time. For license agreements, this requires management to assess the level of advancement of the intellectual property being licensed.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

3.	Accounts receivable

	June 30,	December 31,
	2018	2017
Trade receivables	$1,912	$1,796
Tax credits and government grants receivable	3,153	3,883
Sales taxes receivable	1,547	763
Other receivables	424	397

	$7,036	$6,839

4.	Inventories

	June 30,	December 31,
	2018	2017
Raw materials	$13,112	$24,075
Work in progress	7,389	10,090
Finished goods	2,691	1,848

	$23,192	$36,013

Inventories in the amount of $16,021 and $18,336 were recognized as cost of sales and other production expenses during the quarter and the six months ended June 30, 2018, ($1,370 and $3,008 during the quarter and the six months ended June 30, 2017). Inventory write-downs of $1,674, also included in cost of sales and other production expenses, were recorded during the six months ended June 30, 2018 ($nil during the quarter and the six months ended June 30, 2017). Of this amount, $1,522 pertains to a net realizable value write-down taken on raw materials as the Corporation sold some plasma during the second quarter of 2018 for $14,049 which was below the carrying cost of the inventory.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

5.	Other long-term assets

	June 30,	December 31,
	2018	2017
Restricted cash	$236	$226
Long-term receivables	1,864	1,856
Deferred financing costs	4,445	5,266
Option to acquire tangible assets (note 12a)	653	—
Equity investments in scope of IFRS 9	1,228	1,228
Convertible debt	768	87

	$9,194	$8,663

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

6.	Capital assets

			Production	Furniture and
	Land and	Leasehold	and laboratory	computer
	Buildings	improvements	equipment	equipment	Total
Cost
Balance at January 1, 2018	$4,539	$12,824	$36,787	$3,555	$57,705
Additions	26	1,133	953	186	2,298
Disposals	—	—	(182)	(54)	(236)
Effect of foreign exchange differences	—	160	123	11	294

Balance at June 30, 2018	$4,565	$14,117	$37,681	$3,698	$60,061

Accumulated depreciation
Balance at January 1, 2018	$219	$3,726	$6,962	$1,544	$12,451
Depreciation expense	95	320	1,272	383	2,070
Disposals	—	1	(137)	(30)	(166)
Effect of foreign exchange differences	—	49	40	2	91

Balance at June 30, 2018	$314	$4,096	$8,137	$1,899	$14,446

Carrying amounts
At June 30, 2018	$4,251	$10,021	$29,544	$1,799	$45,615
At December 31, 2017	4,320	9,098	29,825	2,011	45,254

As at June 30, 2018, there are $10,661 and $4,731 of production and laboratory equipment and leasehold improvements, respectively, net of government grants, that are not yet available for use and for which depreciation has not started ($10,219 and $3,524 as of December 31, 2017).

As at June 30, 2018, production and laboratory equipment includes assets under finance leases with a net carrying amount of $1,088 ($1,131 as at December 31, 2017).

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

7.	Intangible assets

	Licenses and
	other rights	Patents	Software	Total
Cost
Balance at January 1, 2018	$154,572	$6,346	$2,213	$163,131
Additions	5,512	311	693	6,516
Disposals	—	(18)	(38)	(56)
Effect of foreign exchange differences	12	95	(2)	105

Balance at June 30, 2018	$160,096	$6,734	$2,866	$169,696

Accumulated amortization
Balance at January 1, 2018	$3,497	$2,250	$737	$6,484
Amortization expense	263	237	141	641
Disposals	—	(3)	(8)	(11)
Effect of foreign exchange differences	7	72	3	82

Balance at June 30, 2018	$3,767	$2,556	$873	$7,196

Carrying amounts
At June 30, 2018	$156,329	$4,178	$1,993	$162,500
At December 31, 2017	151,075	4,096	1,476	156,647

On January 29, 2018, the Corporation acquired two licenses. The first license, valued at $1,743, was paid for by the issuance of warrants (note 12c). In consideration of the second license, the Corporation agreed to pay an equivalent of US$3 million, US$1 million on the date of the transaction, and another US$1 million on both the first and second anniversary of the transaction, to be settled in common shares of the Corporation (see note 10 for the license acquisition payment obligation and note 12a for the shares issued on the transaction date). The value attributed to the second license, based on the value recorded for the initial equity issued and the value of the payment obligation at the date of the transaction is $3,769. The estimated useful lives of the licenses is 10 years and 20 years for the first and second license, respectively.

8.	Accounts payable and accrued liabilities

	June 30,	December 31,
	2018	2017
Trade payables	$20,875	$19,333
Wages and benefits payable	4,578	6,839
Current portion of operating and finance lease inducements and obligations	590	3,301
Current portion of settlement fee payable (note 10)	109	102
Current portion of license acquisition payment obligation (note 10)	1,313	—
Current portion of other employee benefit liabilities (note 10)	379	379

	$27,844	$29,954

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

9.	Long-term debt

2018

The Corporation has a non-revolving credit facility agreement bearing interest of 8.5% per annum which expires November 30, 2019. The credit facility comprises two tranches of US$40 million which become available to draw upon once certain conditions are met. The drawdowns on the available tranches are limited to US$10 million per month.

As part of the agreement, the Corporation issued 54 million warrants on November 30, 2017 (“Seventh Warrants”) to the holder of the long-term debt in consideration for the non-revolving credit facility. Further details concerning the warrants are provided in note 12c. At each drawdown, the value of the proceeds drawn are allocated to the debt and equity based on their fair value.

The Corporation drew on the credit facility on January 22, 2018, February 23, 2018 and April 30, 2018 respectively, bringing the cumulative draws from US$20 million at December 31, 2017 to US$50 million at June 30, 2018 on the US$80 million available. The total cash proceeds received of $39,923 were allocated to the debt and warrants based on their fair values. The proceeds allocated to the debt upon the three drawdowns in 2018 was $32,467. The fair value of the debt was determined using a discounted cash flow model for the debt instrument with a market interest rate of 17.1%.

The fees incurred in regards of the credit facility, which comprise legal fees and also the 10 million warrants issued upon signature of the credit facility, for a total of $5,912 have been recorded in the consolidated statement of financial position as other long-term assets and are being amortized and recognized into the consolidated statement of operations over the term of the credit facility.

2017

On April 27, 2017, the Corporation and the holder of the long-term debt signed a third Original Issue Discount (“OID”) loan agreement and warrants (the “Sixth Warrants”) for total proceeds of $25,010. The total proceeds were allocated to the debt based on its fair value at the issue date and the residual amount was attributed to the warrants that are classified as equity. Further details concerning the warrants are provided in note 12c. Under the terms of the loan, the Corporation will repay the face value of the OID loan, in the amount of $39,170 at maturity on July 31, 2022. The OID loan was recorded at its fair value at the transaction date less the associated transaction costs of $184 for a net amount of $18,363. The fair value of the loan was determined using a discounted cash flow model for the debt instrument with a market interest rate of 15.5%.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Changes in the carrying value of the long-term debt during the six months ended June 30, 2018 were as follows:

Balance at January 1, 2018	$87,020
Impact of adoption of IFRS 9 (note 2b)	(110)
Interest accretion	8,471
Repayment of principal on long-term debt	(1,525)
Repayment of stated interest on long-term debt	(2,291)
Drawdown on non-revolving credit facility	32,467
Foreign exchange revaluation on credit facility balance	2,172

Balance at June 30, 2018	$126,204

Comprised of the following loans:
OID loan having a face value of $61,704 maturing on July 31, 2022 with an effective interest rate of 14.8% 1)	$35,046
OID loan having a face value of $21,172 maturing on July 31, 2022 with an effective interest rate of 10.6% 1)	14,038
OID loan having a face value of $30,593 maturing on July 31, 2022 with an effective interest rate of 14.4% 1)	16,986
Non-revolving US dollars credit facility draws, expiring on November 30, 2019 bearing stated interest of 8.5% per annum (effective interest rate of 18.8%)1)	57,391
Government term loan having a principal amount of $1,000 full repayable on August 31, 2018 with an effective interest rate of 9.2% and a stated interest of 3.2%2)	1,016
Non-interest bearing government term loan having a principal amount of $1,812 repayable in equal monthly installments of $82 until January 31, 2020 with an effective interest rate of 8.8%	1,727

$126,204
Less current portion of long-term debt	(2,206)

Long-term portion of long-term debt	$123,998

1)	The loans are secured by all the assets of the Corporation and require that certain covenants be respected including maintaining an adjusted working capital ratio.
2)	The loan is secured by the land, the manufacturing facility and the equipment located in Belleville. As at June 30, 2018, the net carrying value of the secured assets is $8,590.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

10.	Other long-term liabilities

	June 30,	December 31,
	2018	2017
Settlement fee payable	$204	$190
Royalty payment obligation	2,738	2,963
License acquisition payment obligation	2,626	—
Other employee benefit liabilities	417	593
Other long-term liabilities	60	70

	$6,045	$3,816
Less:
Current portion of settlement fee payable (note 8)	(109)	(102)
Current portion of license acquisition payment obligation (note 8)	(1,313)	—
Current portion of employee benefit liabilities (note 8)	(379)	(379)

	$4,244	$3,335

In consideration for acquiring a license (note 7), the Corporation agreed to pay an equivalent of US$3 million, US$1 million on the date of the transaction, and another US$1 million on both the first and second anniversary of the transaction, to be settled in common shares of the Corporation. A financial liability of $2,626 has been recognised for the second and third payments.

11.	Contractual obligations

The following table presents the contractual maturities of the financial liabilities, excluding operating and finance leases as of June 30, 2018:

		Contractual Cash flows
	Carrying	Payable		Later than
At June 30, 2018	amount	within 1 year	2 - 3 years	4 years	Total
Accounts payable and accrued liabilities1)	$27,254	$27,254	$—	$—	$27,254
Advance on revenues from a supply agreement	1,485	1,485	—	—	1,485
Long-term portion of settlement fee payable	95	—	115	—	115
Long-term portion of royalty payment obligation	2,738	—	3,282	—	3,282
Long-term license acquisition payment obligation	1,313	—	1,313	—	1,313
Long-term portion of other employee benefit liabilities	38	—	42	—	42
Long-term debt 2)	126,204	7,886	68,569	113,469	189,924

	$159,127	$36,625	$73,321	$113,469	$223,415

1)	Excluding $590 for current portion of operating and finance lease inducement and obligations.
2)

Under the terms of the OID loans and the non-revolving line of credit (note 9), the holder of Second, Third, Fourth, Fifth, Sixth and Seventh Warrants may decide to cancel a portion of the face values of these loans as payment upon the exercise of these warrants. The maximum repayment due on these loans has been included in the above table.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

12.	Share capital and other equity instruments

a)	Share capital

	June 30, 2018		June 30, 2017
	Number	Amount	Number	Amount
Issued common shares	718,126,512	$582,242	669,546,147	$508,636
Share purchase loan to an officer	—	(400)	—	(400)

Issued and fully paid common shares	718,126,512	$581,842	669,546,147	$508,236

Changes in the issued and outstanding common shares during the six months ended June 30, 2018 and 2017 were as follows:

	June 30, 2018		June 30, 2017
	Number	Amount	Number	Amount
Balance - beginning of period	710,593,273	$575,150	623,229,331	$480,237
Issued to acquire assets	1,113,342	1,960	—	—
Issued to acquire non-controlling interest (note 13)	4,712,422	3,629	—	—
Exercise of future investment rights (note 12c)	—	—	44,791,488	27,594
Exercise of stock options (note 12b)	1,689,624	1,073	1,525,328	405
Shares issued under restricted share units plan (note 12b)	17,851	30	—	—

Balance - end of period	718,126,512	$581,842	669,546,147	$508,236

2018

On January 29, 2018, the Corporation issued 742,228 common shares in partial payment for the acquisition of a license (note 7) and 371,114 common shares to acquire an option to buy production equipment (note 5). Based on the $1.76 share price on that date, the values attributed to the shares issued were $1,960.

In April 27, 2018, the Corporation reacquired the non-controlling shareholders’ 13% interest in Prometic Bioproduction Inc. in exchange for the issuance of 4,712,422 common shares of the Corporation. Based on the $0.77 share price on that date, the value attributed to the shares issued was $3,629 (note 13).

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

2017

On July 6, 2017, the Corporation closed a bought deal public offering. At June 30, 2017, the issuance costs related to this issuance, in the amount of $416, were recorded against the deficit.

b)	Contributed surplus (Share-based payments)

Stock options

Changes in the number of stock options outstanding during the six months ended June 30, 2018 and 2017 were as follows:

	June 30, 2018		June 30, 2017
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
Balance - beginning of period	14,463,270	$1.79	14,372,640	$1.41
Granted	145,350	0.77	3,381,220	2.08
Forfeited	(229,158)	2.04	(70,511)	2.48
Exercised	(1,689,624)	0.38	(1,525,328)	0.16
Expired	(47,250)	0.34	—	—

Balance - end of period	12,642,588	$1.97	16,158,021	$1.67

During the six months ended June 30, 2018, 1,689,624 stock options were exercised resulting in cash proceeds of $635 and a transfer from contributed surplus to share capital of $438. The weighted average share price on the date of exercise of the options during the six months ended June 30, 2018 was $1.04.

All stock options granted in 2018 have a contractual life of 10 years.

During the six months ended June 30, 2017, 177,050 and 3,204,170 stock options having a contractual term of five and ten years respectively were granted. Stock options granted prior 2017 have a contractual term of 5 years.

During the six months ended June 30, 2017, 1,525,328 stock options were exercised resulting in cash proceeds of $240 and a transfer from contributed surplus to share capital of $165. The weighted average share price on the date of exercise of the options during the six months ended June 30, 2017 was $2.04.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

The Corporation uses the Black-Scholes option pricing model to calculate the fair value of options at the date of grant. The weighted average inputs into the model and the resulting grant date fair values during the six months ended June 30, 2018 and 2017 were as follows:

	June 30, 2018	June 30, 2017
Expected dividend rate	—	—
Expected volatility of share price	63.8%	61.8%
Risk-free interest rate	2.1%	1.1%
Expected life in years	7.0	6.7
Weighted average grant date fair value	$0.55	$1.23

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

At June 30, 2018, options issued and outstanding by range of exercise price are as follows:

		Weighted average
		remaining	Weighted		Weighted
Range of	Number	contractual life	average	Number	average
exercise price	outstanding	(in years)	exercise price	exercisable	exercise price
$0.34 - $ 0.88	1,507,450	1.0	$0.45	1,366,300	$0.41
$1.10 - $ 2.02	2,792,361	2.4	1.27	2,155,869	1.18
$2.07 - $ 2.44	5,673,966	5.6	2.23	3,411,196	2.29
$2.55 - $ 3.19	2,668,811	2.9	2.98	1,624,327	2.99

	12,642,588	3.8	$1.97	8,557,692	$1.84

A share-based payment compensation expense of $597 and $1,321 was recorded for the options for the quarter and the six months ended June 30, 2018 ($980 and $1,673 for the quarter and the six months ended June 30, 2017 respectively).

Restricted share units (“RSU”)

Changes in the number of RSU outstanding during the six months ended June 30, 2018 and 2017 were as follows:

	June 30,	June 30,
	2018	2017
Balance - beginning of period	10,561,283	9,999,251
Granted	—	1,220,623
Expired	(817,279)	(3,157,311)
Forfeited	(53,329)	—
Released	(17,851)	—

Balance - end of period	9,672,824	8,062,563

At June 30, 2018, 1,973,325 vested RSU and 7,699,499 unvested RSU were outstanding while at June 30, 2017, 1,287,112 vested RSU and 6,775,451 unvested RSU were outstanding. During the six months ended June 30, 2018, 17,851 vested RSU were released and an equivalent number of shares were issued out of treasury resulting in a transfer from contributed surplus to share capital of $30. A share-based payment compensation expense of $109 and $505 were recorded during the quarter and the six months ended June 30, 2018 respectively ($1,114 and $1,663 during the quarter and the six months ended June 30, 2017 respectively).

During the quarter ended March 31, 2017, the Board decided to replace 1,220,623 of the expired RSU with an equivalent number of RSU keeping the same vesting conditions but extending the evaluation period for the attainment of the objectives by one year to December 31, 2017. The replacement RSU were issued shortly thereafter in April 2017. This transaction was accounted for as a modification of the existing RSU that did not have an impact on the value of the RSU.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Share-based payment expense

The total share-based payment expense, comprising the above mentioned expenses for stock options and RSU, has been included in the consolidated statements of operations for the quarter and the six months ended June 30, 2018 and 2017 as indicated in the following table:

	Quarter ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Cost of sales and other production expenses	$37	$106	$91	$170
Research and development expenses	322	918	792	1,520
Administration, selling and marketing expenses	347	1,070	943	1,646

	$706	$2,094	$1,826	$3,336

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

c)	Warrants and future investment rights (“rights”)

The following table summarizes the changes in the number of warrants and rights outstanding during the six months ended June 30, 2018 and 2017:

	June 30, 2018		June 30, 2017
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
Balance of warrants and rights - beginning of period	121,672,099	$2.11	101,863,180	$1.44
Issued to acquire assets	4,000,000	3.00	—	—
Issued for cash	—	—	10,600,407	3.70
Exercise of future investment rights	—	—	(44,791,488)	0.47

Balance of warrants - end of period	125,672,099	$2.14	67,672,099	$2.44

Balance of warrants exercisable - end of period	103,672,099	$2.18	67,672,099	$2.44

2018

On January 29, 2018, the Corporation issued four million warrants to acquire common shares, as consideration for a license. The warrants have an exercise price of $3.00 per share and expire after five years. The first two million warrants become exercisable after one year while the second two million warrants become exercisable after two years. The fair value of the warrants and consequently the value of the license is $1,743 and was determined using a Black-Scholes option pricing model.

On November 30, 2017, pursuant to entering into a non-revolving credit facility agreement, the Corporation issued the Seventh Warrants to the holder of the long-term debt. Further details concerning the credit facility are provided in note 9. The Seventh Warrants consist of 54 million warrants from which 10 million warrants were exercisable as of the date of the agreement and the remaining 44 million warrants become exercisable as and if the Corporation draws upon the credit facility in increments of US$10 million; five million warrants become exercisable for each US$10 million drawn on the first US$40 million tranche of the credit facility and six million warrants become exercisable for each US$10 million drawn on the second US$40 million tranche of the credit facility. Each warrant gives the holder the right to acquire one common share at an exercise price of $1.70. The warrants expire on June 30, 2026. Although the warrants are issued and outstanding in the warrant table above, for accounting purposes, these warrants will be recognized and measured at the time they become exercisable.

As the Corporation drew an amount of US$10 million on the non-revolving credit facility on each of January 22, February 23, and April 30, 2018, the amounts received were allocated to the debt and the warrants based on their fair value at the time of the drawdown. The aggregate value of the proceeds attributed to the warrants that became exercisable on those dates was $7,457, which was recorded in equity.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

2017

On February 3, 2017, all of the 44,791,488 rights were exercised resulting in cash proceeds of $21,052 and a transfer from warrants and future investment rights to share capital of $6,542.

On April 27, 2017, pursuant to a financing for total proceeds of $25,010, the Corporation issued additional debt and the Sixth Warrants to the holder of the long-term debt. Further details concerning the debt issued are provided in note 9.

The Sixth Warrants consist of 10,600,407 warrants, each giving the holder the right to acquire one common share at an exercise price of $3.70, paid either in cash or in consideration of the lender’s cancellation of an equivalent amount of the face value of an OID loan. The warrants expire on October 26, 2023. The value of the proceeds attributed to the warrants of $6,463 was recorded in warrants and future investment rights. The issuance cost related to the warrants, in the amount of $121, has been recorded against the deficit.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

As at June 30, 2018, the following warrants were outstanding:

Number	Expiry date	Exercise price
277,910	September 2019	$6.39
1,000,000	September 2021	0.52
20,276,595	September 2021	0.77
16,723,807	July 2022	1.87
7,000,000	July 2022	3.00
11,793,380	July 2022	4.70
10,600,407	October 2023	3.70
4,000,000	January 2023	3.00
54,000,000	June 2026	1.70
125,672,099		$2.14

13.	Non-controlling interests

The interest in the subsidiaries for which the Corporation holds less than 100 % interest are as follows:

		Place of incorporation	Proportion of ownership
Name of subsidiary	Segment activity	and operation	interest held by the group
			2018	2017
Prometic Bioproduction Inc.	Plasma-derived therapeutics	Quebec, Canada	100%	87%
Pathogen Removal and Diagnostic Technologies Inc.	Bioseparations	Delaware, U.S.	77%	77%
NantPro Biosciences, LLC	Plasma-derived therapeutics	Delaware, U.S.	73%	73%

In April 2018, the Corporation and the non-controlling shareholders of Prometic Bioproduction Inc. entered into an agreement whereby Prometic would acquire the non-controlling shareholders 13% interest in the subsidiary in exchange for 4,712,422 common shares of the Corporation. The difference of $15,278 between the value of the equity issued in payment of the 13% ownership acquired of $3,629 and the value of the total net liabilities attributed to the NCI at the date of the transaction of $11,649 that was derecognized from the statement of financial position was recognized in the deficit to reflect Prometic’s increase in the ownership of the subsidiary.

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

The non-controlling interests balance on the consolidated statements of financial position and the losses allocated to non-controlling interests in the consolidated statements of operations, per subsidiary are as follows:

	June 30,	December 31,
	2018	2017
Consolidated statements of financial position :
Prometic Bioproduction Inc.	$—	$(10,722)
Pathogen Removal and Diagnostic Technologies Inc.	(6,513)	(5,901)
NantPro Biosciences, LLC	38,070	38,070

Total non-controlling interests	$31,557	$21,447

	Quarter ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Consolidated statements of operations:
Prometic Bioproduction Inc.	$(177)	$(1,030)	$(926)	$(2,240)
Pathogen Removal and Diagnostic Technologies Inc.	(73)	(93)	(613)	(683)
NantPro Biosciences, LLC	(547)	(871)	(2,202)	(1,807)

Total non-controlling interests	$(797)	$(1,994)	$(3,741)	$(4,730)

The NantPro Biosciences, LLC non-controlling interest’s share in the funding of the subsidiary by Prometic was $2,202 for the six months ended June 30, 2018 ($1,807 for the six months ended June 30, 2017) and has been presented in the consolidated statements of changes in equity.

14.	Revenues

	Quarter ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Revenues from the sale of goods	$19,690	$2,678	$23,479	$7,102
Revenues from the rendering of services	329	680	579	881
Rental revenue	136	261	389	502

	$20,155	$3,619	$24,447	$8,485

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

15.	Segmented information

The Corporation’s three operating segments are Small molecule therapeutics, Plasma-derived therapeutics and Bioseparations.

a) Revenues and expenses by operating segments:

	Small			Reconciliation
	molecule	Plasma-derived		to statement
For the quarter ended June 30, 2018	therapeutics	therapeutics	Bioseparations	of operations	Total
External revenues	$—	$14,438	$5,682	$35	$20,155
Intersegment revenues	—	—	202	(202)	—

Total revenues	—	14,438	5,884	(167)	20,155
Cost of sales and other production expenses	—	14,427	2,063	(84)	16,406
R&D - Manufacturing and purchase cost of therapeutics to be used in clinical trials	44	9,961	—	(93)	9,912
R&D - Other expenses	4,238	8,238	1,616	—	14,092
Administration, selling and marketing expenses	915	2,811	749	2,469	6,944

Segment profit (loss)	$(5,197)	$(20,999)	$1,456	$(2,459)	$(27,199)
Loss on foreign exchange					958
Finance costs					5,332

Net loss before income taxes					$(33,489)

Other information
Depreciation and amortization	$126	$965	$252	$86	$1,429
Share-based payment expense	154	193	56	303	706

	Small			Reconciliation
	molecule	Plasma-derived		to statement
For the quarter ended June 30, 2017	therapeutics	therapeutics	Bioseparations	of operations	Total
External revenues	$—	$691	$2,895	$33	$3,619
Intersegment revenues	—	13	333	(346)	—

Total revenues	—	704	3,228	(313)	3,619
Cost of sales and other production expenses	—	400	1,392	(241)	1,551
R&D - Manufacturing and purchase cost of therapeutics to be used in clinical trials	245	7,209	—	(45)	7,409
R&D - Other expenses	4,730	10,358	2,030	1	17,119
Administration, selling and marketing expenses	1,084	3,442	636	2,899	8,061

Segment loss	$(6,059)	$(20,705)	$(830)	$(2,927)	$(30,521)
Loss on foreign exchange					303
Finance costs					1,867

Net loss before income taxes					$(32,691)

Other information
Depreciation and amortization	$100	$663	$227	$85	$1,075
Share-based payment expense	353	506	80	1,155	2,094

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

	Small			Reconciliation
	molecule	Plasma-derived		to statement
For the six months ended June 30, 2018	therapeutics	therapeutics	Bioseparations	of operations	Total
External revenues	$—	$14,961	$9,416	$70	$24,447
Intersegment revenues	—	14	319	(333)	—
Total revenues	—	14,975	9,735	(263)	24,447
Cost of sales and other production expenses	—	16,531	4,795	(154)	21,172
R&D - Manufacturing and purchase cost of therapeutics to be used in clinical trials	46	16,292	—	(124)	16,214
R&D - Other expenses	9,186	17,623	3,397	—	30,206
Administration, selling and marketing expenses	1,812	5,719	1,502	5,614	14,647

Segment profit (loss)	$(11,044)	$(41,190)	$41	$(5,599)	$(57,792)
Loss on foreign exchange					2,069
Finance costs					9,575

Net loss before income taxes					$(69,436)

Other information
Depreciation and amortization	$257	$1,792	$495	$167	$2,711
Share-based payment expense	325	496	124	881	1,826

	Small			Reconciliation
	molecule	Plasma-derived		to statement
For the six months ended June 30, 2017	therapeutics	therapeutics	Bioseparations	of operations	Total
External revenues	$—	$1,414	$7,038	$33	$8,485
Intersegment revenues	—	18	812	(830)	—
Total revenues	—	1,432	7,850	(797)	8,485
Cost of sales and other production expenses	—	1,201	3,421	(681)	3,941
R&D - Manufacturing and purchase cost of therapeutics to be used in clinical trials	1,111	15,613	—	(84)	16,640
R&D - Other expenses	7,937	20,804	3,531	3	32,275
Administration, selling and marketing expenses	1,634	5,726	1,278	6,369	15,007

Segment loss	$(10,682)	$(41,912)	$(380)	$(6,404)	$(59,378)
Loss on foreign exchange					519
Finance costs					3,241

Net loss before income taxes					$(63,138)

Other information
Depreciation and amortization	$200	$1,278	$442	$161	$2,081
Share-based payment expense	552	836	157	1,791	3,336

b) Revenues by location

	Quarter ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
United States	$14,221	$26	$14,226	$206
Switzerland	2,358	1,837	3,274	3,688
South Korea	2,657	—	2,657	—
Austria	126	—	2,102	47
Canada	449	725	1,007	1,338
Netherlands	136	639	740	1,998
United Kingdom	128	87	342	818
Other countries	80	305	99	390

	$20,155	$3,619	$24,447	$8,485

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PROMETIC LIFE SCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the six months ended on June 30, 2018

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Revenues are attributed to countries based on the location of customers.

The Corporation derives significant revenues from certain customers. During the six months ended June 30, 2018, there was one customer in the Plasma-derived therapeutics segment who accounted for 57% of total revenues and two customers in the Bioseparations segment who accounted for 24% (13% and 11% respectively) of total revenues. For the six months ended June 30, 2017, two customers in the Bioseparations segment that accounted for 70% (47% and 23% respectively) of total revenues and one customer in the Plasma-derived therapeutics segment that accounted for 10 % of total revenues.

16.	Comparative information

Certain of the prior period figures have been reclassified to conform to the current presentation.

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